UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310. 776.7208 or rbodner@peacearch.com

Peace Arch Home Entertainment Partners with

First Look Home Entertainment

to Distribute DVDs Exclusively in Canada

TORONTO - Peace Arch Home Entertainment, a division of Peace Arch Entertainment Group® Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), announced today that it has signed an output deal with First Look Home Entertainment, a division of First Look Studios Inc., for the exclusive Canadian distribution rights to all of First Look Home Entertainment’s direct-to-video new release and catalogue titles.

This landmark agreement is an extension of the relationship between the companies, as Peace Arch has been distributing First Look Home Entertainment titles in Canada on a non-exclusive basis for the past three years.

The first three titles, Relative Strangers, George and the Dragon and Caffeine will release April 10th, April 17th and April 24th respectively with many more to follow each month, at an average rate of one each week.

Relative Strangers stars Danny Devito (Big Fish, Get Shorty), Kathy Bates (Failure to Launch, TV’s Six Feet Under, Misery), Neve Campbell (Scream Trilogy, When Will I be Loved), and Ron Livingston (TV’s Standoff, Office Space).  This impressive cast represents over $3 billion in box office revenue.

Dr. Richard Clayton (Ron Livingston) has it all; a loving fiancée, Ellen (Neve Campbell), two wonderful and supportive parents, a successful career as a psychiatrist, and a self-help book on anger management climbing the best seller list - until his jealous brother tells Richard he was adopted.  Frank and Agnes Manure (Danny DeVito and Kathy Bates), a couple of crude and unrefined carnies proceed to make Richard’s life miserable.

Caffeine stars many hot young actors including Mena Suvari (American Beauty, American Pie, American Pie 2), Katherine Heigl (TV’s Grey’s Anatomy - 2007 Golden Globe® Nominee), Breckin Meyer (Garfield: The Movie, Garfield: Tale of Two Kitties) and Marsha Thomason (TV’s hit Las Vegas).

During one lunchtime at the offbeat coffee house The Black Cat Café, the relationships of the quirky staff and several couples are turned upside down by the sudden revelations of embarrassing secrets about their sexual behavior… and misbehavior.

George and the Dragon, a period film filled with knights and dragons, stars James Purefoy (TV’s Rome, Vanity Fair), Piper Perabo (Cheaper by the Dozen, Coyote Ugly), Patrick Swayze (Dirty Dancing, Ghost), Michael Clark Duncan (The Green Mile, The Whole Nine Yards) and a cameo by Val Kilmer (Batman Forever, Tombstone).

George, a handsome English knight tired from battle, desires to hang up his sword and settle down to a quiet, peaceful life. On returning to England, he heads north where the land is ruled by kindly King Edgaar, who happens to be in a terrible state. His beautiful daughter Lunna has recently disappeared. In return for a small plot of land, George agrees to search for Princess Lunna and immediately sets out with King Edgaar's faithful servant, Elmendorf – leading to an unimaginable adventure.

Other notable titles will include A Little Trip to Heaven starring 2007 Golden Globe® winner Forest Whitaker; Wes Craven’s The Breed starring Michelle Rodriguez; First Born starring Academy Award® nominee Elizabeth Shue; The Couple starring Academy Award® winner Martin Landau; Journey to the End of the Night starring Brendan Fraser, and many more.

Berry Meyerowitz, president of Peace Arch Home Entertainment said, “First Look Studios has transformed itself into one of the top independent studios in the U.S.  The quality of their titles is fantastic, and we look forward to a long term, mutually beneficial partnership.”

About Peace Arch Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is the owner of one of the largest libraries of top quality independent feature films in the world. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com

About First Look Home Entertainment

First Look Home Entertainment is a leading distributor of filmed entertainment with a catalog of thousands of titles including independent feature films, genre specific films and a variety of specialty content.  The diverse catalog includes First Look Pictures’ theatrical releases such as the 2007 Independent Spirit Awards multiple nominated film A Guide To Recognizing Your Saints and the highly acclaimed film by Nick Cave, The Proposition.   Demi Moore, Morgan Freeman, Danny DeVito, Brittany Murphy, Michael Douglas and John Cusak are just a few of the names starring in First Look Home Entertainment DVD premiere features.  Other high profile DVD catalog content includes iconic television programming such as the six-time Emmy nominated TV series Unsolved Mysteries, Baywatch, The Cosby Show and American Idol.  First Look Home Entertainment is also proud to feature two diverse studio lines that cater to the growing African American and Latin American audiences. UrbanWorks Entertainment is the premiere label specializing in ethnic and urban content.  Studio Latino is a leading distributor of Spanish language films for the U.S.  The Studio Latino lines features product from Univision and includes a partnership with Arenas Entertainment to produce and distribute original content.

First Look Studios a leading independent movie studio, comprising production, acquisition and distribution, headed by Henry D. Winterstern, CEO.  For more information, please visit our website at www.firstlookstudios.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 3, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.